UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 11, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TREASURY STOCK

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 31 January 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 2 billion in the period from 31 January 2008 to 6 August 2008.

Since the announcement as of 3 March 2008, the following transactions have been made under the programme:

                          NUMBER OF SHARES      AVERAGE PURCHASE     TRANSACTION
                                                      PRICE           VALUE, DKK
ACCUMULATED, LAST                 1,157,907                          376,510,698
ANNOUNCEMENT
03 Mar 2008                          50,000             334.5500      16,727,500
04 Mar 2008                          50,000             335.6100      16,780,500
05 Mar 2008                          50,000             334.0500      16,702,500
06 Mar 2008                          50,000             336.3000      16,815,000
07 Mar 2008                          50,000             333.0600      16,653,000
ACCUMULATED, 2008                 1,407,907                          460,189,198

With the transactions stated above, Novo Nordisk owns a total of 26,375,090 treasury shares, corresponding to 4.1% of the share capital. The total amount of shares in the company is 646,960,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                      Investors:

Outside North America:      Outside North America:
Elin K Hansen               Mads Veggerby Lausten
Tel: (+45) 4442 3450        Tel: (+45) 4443 7919
ekh@novonordisk.com         mlau@novonordisk.com

                            Hans Rommer
                            Tel: (+45) 4442 4765
                            hrmm@novonordisk.com

In North America:           In North America:
Sean Clements               Christian Qvist Frandsen
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk.com        cqfr@novonordisk.com

Stock Exchange Announcement no 14 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 11, 2008                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer